July 3, 2013

VIA EDGAR (Correspondence Filing)

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

PREDEX (the "Fund") File Nos.:  333-186987, 811-22808

Dear Ms. Browning:

On behalf of PREDEX (the "Fund" or "Registrant"), this letter responds to the comments that you provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") by phone conversations on June 21, 2013 with respect to response letters dated April 10, 2013 ("First Response Letter") and June 7, 2013 ("Second Response Letter") and amended registration statement that addressed written Staff comments on the registration statement of the Fund on Form N-2 (the "Registration Statement").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  An attachment showing changes marked versus the June 7, 2013 correspondence is included to aid in the review of the Registrant's responses.

General

Comment 1.

Please clarify, in the discussion of the Fund's strategy on the cover page and throughout the prospectus, to what degree and under what circumstances the Fund will invest in "Public Funds" versus "Institutional Private Funds."  Please disclose all relevant risks regarding the Fund's investment in each type of fund, including risks associated with restrictions on investing and limitations on liquidity.

Response:

The Registrant has amended the discussion of the Fund's strategy on the cover page and throughout the prospectus, to clarify to what degree and under what circumstances the Fund will invest in "Public Funds" versus "Institutional Private Funds" and to disclose all relevant risks regarding the Fund's investment in each type of fund, including risks associated with restrictions on investing and limitations on liquidity.  Specifically, the "Investment Objective and Policies" section of the summary has been amended to read as follows.

PREDEX invests in privately offered, non-traded institutional real estate funds ("Institutional Private Funds").  The majority of Institutional Private Funds only accept investors quarterly (the others are more frequent).  Additionally, Institutional Private Funds may occasionally be temporarily closed to new investors or additional investments.  As a result, when PREDEX has cash in its portfolio, it invests that cash in publicly traded real estate funds until the quarterly investment "window" of the Institutional Private Funds open.

In addition, in the sub-section entitled "Institutional Private Fund Risk" in the "Summary of Risks" section has been revised to include the following.

The majority of Institutional Private Funds permit redemptions only quarterly (the others are more frequent) and these withdrawal limitations restrict the Adviser's ability to terminate investments in Institutional Private Funds.  If values are falling, PREDEX will not be able to sell its Institutional Private Funds and the value of PREDEX shares will decline.

Similar changes have been carried over throughout the relevant sections of the prospectus.

Comment 2.

Please acknowledge in writing that the Fund must make a good faith estimate of what is a return of capital and that a return of capital cannot be called a distribution and revise the prospectus accordingly.  Also, please deliver to shareholders or post on your website the appropriate IRS form addressing return of capital reporting requirements.

Response:

The Registrant acknowledges that the Fund must make a good faith estimate of what is a return of capital and that a return of capital cannot be called a distribution and has revised the prospectus accordingly.  The Registrant has also amended disclosures to state that it will deliver to shareholders the appropriate IRS form 1099 addressing return of capital reporting requirements.

Comment 3.

Please disclose how the Fund will maintain liquidity for purposes of the 5% repurchase policy.

Response:

The Registrant notes that the Fund will maintain liquidity for purposes of the 5% repurchase policy through holding liquid securities and may maintain a line of credit as described under the sub-heading "Repurchases of Shares."

Comment 4.

The Staff believes that the term "fund of funds" is misleading since the Fund invests primarily in Institutional Private Funds that are exempt from registration under Section 3(c)(5)(c) of the Investment Company Act of 1940.  Therefore, please delete all references to "fund of funds" in the prospectus.  Also, please do not use the term "Underlying Funds" to refer to the Fund's investment in Institutional Private Funds and Public Funds, since this term is generally associated with fund of funds.

Response:

The Registrant has deleted references to "fund of funds" and replaced the term "Underlying Funds" with "Underlying Investment Vehicles."

Cover Page

Comment 5.

The paragraph titled "Securities Offered" states, "The Distributor is compensated by PREDEX's investment adviser . . . at no cost to shareholders."  Please clarify the nature of this arrangement and whether the prospectus (including the expense table) accurately describes the distribution costs borne by the Fund's shareholders.

Response:

The Registrant confirms that the Distributor is compensated by PREDEX's investment adviser under a contractual arrangement and that the prospectus (including the expense table) accurately reflects zero Distributor costs borne by the Fund's shareholders.

Comment 6.

Please use the term "common shareholders" to refer to the Fund's shareholders in connection with the "Price to Public/Proceeds to Registrant" table on the cover page and the "Fund Expenses" table in the statutory prospectus.

Response:

The Registrant has made the requested revisions to reference "common shareholders."

Comment 7.

Please disclose the maximum percentage of leverage that may be employed by each "non-traded institutional real estate fund."

Response:

The Registrant has revised disclosure to state that 50% is the maximum percentage of leverage that may be employed by each "non-traded institutional real estate fund."

Comment 8.

Please disclose on the cover page and elsewhere in the prospectus as appropriate that the Fund's investments in Institutional Private Funds carry the possibility of a risk of total loss for shareholders.

Response:

The Registrant has made the requested revision to disclose the possibility of a risk of total loss for shareholders.

Comment 9.

The cover page states that the Fund may invest up to 95% of its assets in "privately offered securities of non-traded institutional real estate funds."  As discussed in comment 1 above, please clarify whether this statement is accurate in light of the Fund's investment in Public Funds.  Also, consider whether it would be more appropriate to state a minimum investment rather than a maximum investment.

Response:

The Registrant has revised disclosures related to investing up to 95% of its assets in "privately offered securities of non-traded institutional real estate funds" to clarify this relationship to other investments.  Upon review of the Adviser's investment strategy, the Registrant does not believe it would be more appropriate to state a minimum investment rather than a maximum investment without potentially reducing the clarity of disclosures.  Specifically, the cover page description of "Privately Offered Real Estate Funds" and "Publicly Offered Real Estate Funds" section has been amended to elaborate on the interrelationship between these two asset classes to read as follows.

Privately Offered Real Estate Funds.  PREDEX invests up to 95% of its net assets (measured on a quarterly basis) in privately offered securities of non-traded institutional real estate funds ("Institutional Private Funds").  Because the majority of Institutional Private Funds only accept investors quarterly (the others are more frequent), PREDEX may have a significant portion of its assets invested in "Public Funds" (as defined below) between quarters.  Institutional Private Funds may employ leverage, are illiquid, subject to significant loss, and difficult to value. In addition, these funds are not regulated by the Securities & Exchange Commission (the "SEC") and are not subject to the protections of the Investment Company Act of 1940, as amended ("1940 Act").  However, PREDEX will not invest in Institutional Private Funds that employ leverage in excess of 50%.  Because PREDEX concentrates its investments in private real estate related funds, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a portfolio exposed to more asset classes and economic sectors.

Publicly Offered Real Estate Funds.  PREDEX also invests in publicly offered exchange-traded funds, closed-end funds and mutual funds ("Public Funds") that invest the majority of their assets in real estate securities.  Public Funds are exchange-traded or offer daily redemption to investors.  PREDEX invests in Public Funds as a substitute for Institutional Private Funds while awaiting the quarterly investment window for Institutional Private Funds.

The Registrant has made additional conforming edits throughout the prospectus.

Comment 10.

Please revise the bolded paragraph on page iii as follows:

(i) Remove the word "may" from the sentence beginning "If and to the extent that a public trading market ever develops . . . ."

(ii) Revise the penultimate sentence to state more succinctly that the Fund is not appropriate for investors who require liquidity.

(iii) Revise the last sentence to reflect the language used in the Second Response Letter.

Response:

The Registrant has revised disclosures as requested with respect to the bolded paragraph on page iii.

Prospectus Summary

Comment 11.

In the first full paragraph under "Investment Objective and Policies," please clarify the meaning of the third sentence, and in particular, the phrase "amounts of capital not invested."  Also, the eighth sentence states that the Fund will invest in securities "commonly referred to as equity REITs."  Will the Fund invest in other types of REITs besides equity REITs?  If so, please revise your disclosures as appropriate.  Finally, please confirm whether the descriptions of ownership interests (e.g., common stock) in the ninth and tenth sentences of this paragraph are accurate.

Response:

The Registrant has revised disclosures to clarify the meaning of the third sentence, and in particular, the phrase "amounts of capital not invested" to make clear that amounts not invested refers to investments not yet made in Institutional Private Funds.  The Registrant confirms it invests in equity REITs to the exclusion of other types of REITs and confirms the descriptions of ownership interests (e.g., common stock) in the ninth and tenth sentences of this paragraph are accurate.

Comment 12.

Please provide more disclosure regarding the Fund's investment in Public Funds, including when and how much the Fund will invest in Public Funds, as well as the size of the Public Funds in which it invests.

Response:

The Registrant has revised disclosures to describe in more detail how the Adviser selects Public Funds and the size of the Public Funds in which it invests to include:

"[t]he Adviser selects real estate Public Funds that the Adviser believes will deliver investment returns similar to Institutional Private Funds based on the Adviser's evaluation of fund expenses, management experience, investment objective and strategy," as well as to note the Adviser selects Public Funds of any size.

Comment 13.

In the second full paragraph under "Investment Objective and Policies," please revise the penultimate sentence to state "25% or more."

Response:

The Registrant has made the requested revision.

Comment 14.

In the third full paragraph under "Investment Objective and Policies," please revise the disclosure regarding leverage employed by Institutional Private Funds and Public Funds to clarify the meaning of the 40% limitation versus the 55% limitation.  Also, please address how the Adviser will monitor these limitations and what steps the Adviser will take if an underlying fund in which the Fund is invested increases its leverage beyond the stated maximums.

Response:

The Registrant has revised disclosures to clarify the meaning of the 40% limitation versus the (as revised) 50% limitation and to address how the Adviser will monitor these limitations and what steps the Adviser will take if a fund in which the Fund is invested increases its leverage beyond the stated maximums.

Comment 15.

In the paragraph titled "Investment Adviser and Fee," please disclose that the Fund's total annual expenses could exceed the amount of the Adviser's expense limitation if the Fund incurs expenses that are excluded from the Expense Limitation Agreement.

Response:

The Registrant has made the requested revision.

Comment 16.

In the paragraph titled "Debt Securities Risk," please revise the disclosure regarding "junk bonds" to address extension risk.  Also, please address where appropriate the lowest credit rating in which the Fund will invest and what steps the Fund will take if an investment subsequently falls below that level.

Response:

The Registrant has made the requested revisions, except that upon review, does not believe it can meaningfully state a minimum credit rating as the reference debt instruments are not typically rated.

Comment 17.

In the paragraph titled "Distribution Policy Risk," please clarify the meaning of the phrase "under certain circumstances" in the first sentence.  Also, please disclose that shareholders may incur trading fees and expenses.

Response:

The Registrant has removed reference to "under certain circumstances" as it might tend to be confusing.  in the first sentence.  Also, with respect to disclosing that shareholders may incur trading fees and expenses, the Registrant believes that since shareholders may re-invest in the fund without a load or trading fee, such disclosure might tend to confuse shareholders.

Comment 18.

In the paragraph titled "Institutional Private Fund Risk," please explain the meaning of the third sentence, which states, "Withdrawal limitations may also restrict the Adviser's ability to terminate investments in Institutional Private Funds," and address any risks associated therewith.  Also, please clarify that the Adviser, acting under the direction of the Fund's Board, is responsible for valuing the Fund's investment in Institutional Private Funds.

Response:

The Registrant has revised the paragraph titled "Institutional Private Fund Risk," to clarify the meaning of withdrawal limitations and has made revisions to clarify that the Adviser, acting under the direction of the Fund's Board, is responsible for valuing the Fund's investment in Institutional Private Funds.

Comment 19.

Related to comment 18 above regarding the valuation of the Fund's investments in Institutional Private Funds, please reconsider your response to comment 62 in the First Response Letter.  Please address how the Adviser, acting under the Board's direction, values investments in private funds during periods when repurchases and redemptions are not permitted.

Response:

The Registrant has made refinements to the description of the valuation of the Fund's investments in Institutional Private Funds, primarily under the heading Determination of Net Asset Value, and believes disclosures are now consistent with guidance from comment 62 in the First Response Letter.

Comment 20.

In the paragraph titled "Real Estate Industry Concentration Risk," the Fund states that it "will concentrate its investments in Underlying Funds that invest principally in real estate and real estate related industry securities."  Please disclose where appropriate how the Fund monitors compliance with its real estate concentration policy, including how it ensures that underlying funds in which it invests are "invest[ed] principally in real estate and real estate related industry securities."

Response:

The Registrant has revised disclosures to clarify how the Adviser monitors compliance with its real estate concentration policy, including how it ensures that funds in which it invests are principally in real estate and real estate related industry securities.

Use of Proceeds

Comment 21.

Please clarify the meaning of the phrase "has fully invested the proceeds in a combination of Institutional Private Funds and Public Funds" in the last sentence of the paragraph.

Response:

The Registrant has amended disclosures to clarify the meaning of the phrase "has fully invested the proceeds in a combination of Institutional Private Funds and Public Funds" in the context of the Adviser's investment strategy.

Investment Objective, Policies and Strategies

Comment 22.

The first paragraph under the heading "The Adviser's Strategy" refers to the National Council of Real Estate Investment Fiduciaries ODCE Index.  Please include a more detailed description of the index.  In particular, please explain what "ODCE" stands for and disclose that it is not an index of 1940 Act funds.  Also, list the names of the funds included in the index.

Response:

The Registrant has amended disclosures to provide more detail about the National Council of Real Estate Investment Fiduciaries and the ODCE Index to include the following.

"…National Council of Real Estate Investment Fiduciaries Open End Diversified Core Equity Index (the "NFI-ODCE Index").  However, the NFI-ODCE Index is not a mutual fund and would not be considered diversified under the 1940 Act."

As to naming the constituent funds in the index, PREDEX does not have authority or permission to name the funds in the index and does not believe it can obtain such permission.

Comment 23.

The second paragraph under the heading "The Adviser's Strategy" discusses the valuation of Institutional Private Funds.  Please include a discussion of the Board's responsibilities in connection with this activity.  See comments 18 and 19 above regarding the valuation of Institutional Private Funds.

Response:

The Registrant has amended disclosures under the heading "The Adviser's Strategy" to elaborate on the valuation of Institutional Private Funds and the Board's responsibilities in connection with this activity.

Comment 24.

Please move the last paragraph under the heading "NFI-ODCE Index" to the beginning of this section.  In addition, please explain how and whether the index's investment criteria (i.e., asset requirements described in the bullet points) are enforced.  Please describe who regulates the index and what risks may arise from a lack of enforcement, as well as how the Adviser will monitor whether the index funds in which it invests continue to satisfy the index's investment criteria.

Response:

The Registrant has moved the paragraph as requested and amended index provider disclosures to note lack of regulation, related risks and monitoring by the Adviser.

Comment 25.

In the sub-paragraph titled "Mutual Funds," please restate the first sentence to remove the phrase "such as."

Response:

The Registrant has made the requested revision.

Comment 26.

Response:

In the sub-paragraph titled "Mutual Funds," please restate the first sentence to remove the phrase "such as."

Comment 27.

The second sentence of the first paragraph under the heading "REITs Generally" states: "Because REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends, based on the Adviser's research, REITs have historically paid a higher rate of dividends than most other non-real estate operating companies."  Please provide data to support this statement, including detail about the Adviser's research and the types of REITs included in the analysis (e.g., equity REITs only?).  Absent specific data validating its accuracy, please delete the reference to the historical performance of REITs versus other non-real estate operating companies.

Response:

The Registrant has deleted the reference to the historical performance of REITs versus other non-real estate operating companies.

Comment 28.

The second sentence of the first paragraph under the heading "Other Information Regarding Investment Strategy" states: "In these and other cases, PREDEX may not achieve its investment objective."  Please clarify the meaning of "these and other cases."  Also, with respect to the Fund's investment in money market funds, the fourth sentence states: "The Adviser expects that such investments will be made without limitation and as permitted under the 1940 Act."   Please disclose in more detail when and to what degree the Fund will invest in money market funds.

Response:

The Registrant has removed reference to "in these and other cases" and the fourth sentence states as they might have tended to confuse prospective shareholders.  Additionally, the Registrant notes that investments in money market funds are used while the Adviser is awaiting investment in real estate related funds.

Risk Factors

Comment 29.

Under "REIT Risk," please disclose that shareholders will bear two layers of fees through the Fund's investment in REITs.

Response:

The Registrant has amended REIT Risk to disclose that shareholders will bear two layers of fees through the Fund's investment in REITs.

Statement of Additional Information

Comment 30.

The first paragraph under the heading "Special Investment Techniques" appears to describe investment techniques that may be employed in the future.  Please delete this paragraph or revise it as appropriate to clarify how these techniques relate to the Fund's current strategy.

Response:

The Registrant has amended the first paragraph under the heading "Special Investment Techniques" to describe investment techniques, rather than refer to them as those that may be employed in the future.

______________________________________________________________________

The Fund has authorized Thompson Hine LLP to acknowledge on its behalf that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP

Attachment

739168.1